Pricing Supplement no. 25
*To prospectus dated December 1, 2005,
prospectus supplement dated December 1, 2005 and
product supplement no. 3-II dated February 13, 2006*

Registration Statement No. 333-130051
Dated March 29, 2006
Rule 424(b)(2)



Structured Investments	JPMorgan Chase & Co. **$2,268,000** **Floating Rate Notes Linked to the Consumer Price Index due March 28, 2011**

General

- Senior unsecured obligations of JPMorgan Chase & Co. maturing March 28, 2011.
- Interest on the notes will be payable monthly in arrears at a rate per annum linked to the year over year change in the Consumer Price Index ("CPI"), as described below, plus a spread of 2.00%.
- The notes are designed for investors who seek monthly interest payments linked to the year over year change in the Consumer Price Index over the next five years, plus a spread, and full principal protection at maturity.
- Minimum denominations of $1,000 and integral multiples thereof.
- The notes priced on March 29, 2006 and are expected to settle on or about March 31, 2006.

Key Terms

Maturity Date: March 28, 2011

Interest: For each $1,000 principal amount note, the interest payment for each Interest Period will be calculated as follows: $1,000 x Interest Rate x (number of days in the Interest Period/360), where the number of days will be calculated on the basis of a year of 360 days with twelve months of thirty days each.

Interest Rate: A rate per annum equal to the year over year change in the CPI Rate on each applicable Determination Date, plus a spread of 2.00%. In no case will the Interest Rate for any monthly Interest Period be less than the minimum Interest Rate of 0.00%.

CPI Rate: For any Interest Period, the year over year change in the CPI Rate will be calculated as follows:

$$\frac{CPI_t - CPI_{t-12}}{CPI_{t-12}}$$

where: CPI_t is the CPI level for the second calendar month prior to the calendar month of the applicable Determination Date, which we refer to as the reference month; and

CPI_{t-12} is the CPI level for the twelfth month prior to the applicable reference month.

CPI: The non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, as published on Bloomberg CPURNSA or any successor source.

Determination Dates: Two business days immediately prior to the beginning of the applicable Interest Period. For example, March 24, 2006 is the Determination Date of the CPI Rate with respect to interest due and payable on April 28, 2006. On the March 24, 2006 Determination Date, interest will be based on changes between the CPI Rate in January 2006 and January 2005.

Interest Periods: The period beginning on and including the issue date of the notes and ending on but excluding the first Interest Payment Date, and each successive period beginning on and including an Interest Payment Date and ending on but excluding the next succeeding Interest Payment Date.

Interest Payment Dates: The 28th day of each month, commencing with the Interest Payment Date in April 2006, to and including the maturity date. If the 28th day in any month is not a business day, payment shall be made on the next business day immediately following such 28th day.

Payment at Maturity: On the maturity date we will pay you the principal amount of your notes plus any accrued and unpaid interest.

Investing in the Floating Rate Notes involves risks. See "Risk Factors" beginning on page PS-4 of the accompanying product supplement no. 3-II and "Selected Risk Considerations" beginning on page PS-1 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplement and prospectus, and product supplement no. 3-II. Any representation to the contrary is a criminal offense.

	Price to Public	JPMSI's Commission (1)	Proceeds to Us
Per note	$ 1000	$ 19.78	$ 980.22
Total	$ 2,268,000	$ 44,850.00	$ 2,223,150.00

(1) J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of approximately (rounding) $19.78 per $1,000 principal amount note and will use a portion of that commission to allow selling concessions to dealers of $12.50 per $1,000 principal amount note. The $12.50 aggregate selling concessions per $1,000 principal amount note consists of $7.50 per $1,000 principal amount note allowed to selling dealers and $5.00 per $1,000 principal amount note allowed to an arranging dealer. See "Underwriting" beginning on page PS-14 of the accompanying product supplement no. 3-II.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

March 29, 2006

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005, relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 3-II dated February 13, 2006. You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 3-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Web site):

- Product supplement no. 3-II dated February 13, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206000359/e23373_424b2.pdf

- Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

- Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

As used in this pricing supplement, the "Company," "we," "us," or "our" refers to JPMorgan Chase & Co.

Selected Purchase Considerations

- **PRESERVATION OF CAPITAL** – You will receive at least 100% of the principal amount of your notes if you hold the notes to maturity, regardless of the year over year change in the CPI.

- **MONTHLY INTEREST PAYMENTS** – The notes offer monthly interest payments at the applicable Interest Rate, which may be zero. Interest, if any, will be paid monthly in arrears on the 28th of each month, beginning April 2006, up to and including the maturity date, to the holders of record at the close of business on the 13th day of each month preceding the applicable Interest Payment Date. The monthly interest payments are affected by, and contingent upon, the year over year change in the CPI. The yield on the notes may be less than the overall return you would receive from a conventional debt security that you could purchase today with the same maturity as the notes.

- **INFLATION PROTECTION** – The return on the notes is linked to the performance of the Consumer Price Index, which measures the change in average prices of consumer goods over time, plus a spread of 2.00% per annum.

- **TAX TREATMENT** – You should review carefully the section "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 3-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, the notes will be treated for U.S. federal income tax purposes as "variable rate debt instruments." Accordingly, interest paid on the notes will generally be taxable to you as ordinary interest income at the time it accrues or is received in accordance with your method of accounting for U.S. federal income tax purposes. In general, gain or loss realized on the sale, exchange or other disposition of the notes will be capital gain or loss.

Selected Risk Considerations

- **RETURN ON THE NOTES COULD EQUAL ZERO** – You will receive an interest payment for the applicable Interest Period based on a rate per annum equal to the year over year change in the CPI, whether positive or negative, plus a spread of 2.00%. Therefore, in the event of a year over year decrease in the CPI, such as in periods of deflation, you will receive an interest payment for the applicable Interest Period that is less than 2.00% per annum. If the CPI for the same month in successive years declines by 2.00% or more, you will not receive an interest payment for that Interest Period.

- **FLOATING RATE NOTES DIFFER FROM FIXED RATE NOTES** – The rate of interest paid by us on the notes for each Interest Period will be equal to the CPI Rate plus a spread of 2.00% per annum, which may be less than returns otherwise payable on debt securities issued by us with similar maturities. You should consider, among other things, the overall potential annual percentage rate of interest to maturity of the notes as compared to other investment alternatives.

- **CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY** – While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent's commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. YOUR PRINCIPAL IS PROTECTED ONLY AT MATURITY.

- **LACK OF LIQUIDITY** — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market for the notes, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes. If you are an employee of JPMorgan Chase & Co. or one of its affiliates, you may not be able to purchase the notes from us and your ability to sell or trade the notes in the secondary market may be limited.

- **JPMORGAN CREDIT RISK** – Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

What is the Consumer Price Index?

The CPI for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics of the U.S. Labor Department (the "BLS") and published on Bloomberg CPURNSA or any successor source. For additional information about the CPI see "Description of Notes – The Consumer Price Index" in the accompanying product supplement no. 3-II.

Hypothetical Interest Rates Based on Historical CPI Levels and the Spread of 2.00%.

Provided below are historical levels of the CPI as reported by the BLS for the period from January 1999 to February 2006. Also provided below are the hypothetical Interest Rates for the period from April 2000 to May 2006 that would have resulted from the historical levels of the CPI presented below, reflecting the spread of 2.00%. We obtained the historical information included below from Bloomberg Financial Markets and we make no representation or warranty as to the accuracy of completeness of the information so obtained from Bloomberg Financial Markets.

The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month. The hypothetical Interest Rates that follow are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the notes and assume that the change in the CPI will be measured on a year over year basis. However, the CPI may not increase or decrease over the term of the notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level over the term of the notes, which we refer to as the volatility of the CPI, may be significantly different than the historical volatility of the CPI indicated in the table. As a result, the hypothetical Interest Rates depicted in the table below should not be taken as an indication of the actual Interest Rates that will be paid with regard to the Interest Periods over the term of the notes.

	Historical Levels of CPI								Hypothetical Interest Rates Based on Historical CPI Levels						
	1999	**2000**	**2001**	**2002**	**2003**	**2004**	**2005**	**2006**	**2000**	**2001**	**2002**	**2003**	**2004**	**2005**	**2006**
January	164.3	168.8	175.1	177.1	181.7	185.2	190.7	198.3		5.45%	4.13%	4.03%	4.04%	5.19%	6.35%
February	164.5	169.8	175.8	177.8	183.1	186.2	191.8	198.7		5.45%	3.90%	4.20%	3.77%	5.52%	5.46%
March	165.0	171.2	176.2	178.8	184.2	187.4	193.3			5.39%	3.55%	4.38%	3.88%	5.26%	5.42%
April	166.2	171.3	176.9	179.8	183.8	188.0	194.6		4.74%	5.73%	3.14%	4.60%	3.93%	4.97%	5.99%
May	166.2	171.5	177.7	179.8	183.5	189.1	194.4		5.22%	5.53%	3.14%	4.98%	3.69%	5.01%	5.60%
June	166.2	172.4	178.0	179.9	183.7	189.7	194.5		5.76%	4.92%	3.48%	5.02%	3.74%	5.15%	
July	166.7	172.8	177.5	180.1	183.9	189.4	195.4		5.07%	5.27%	3.64%	4.22%	4.29%	5.51%	
August	167.1	172.8	177.5	180.7	184.6	189.5	196.4		5.19%	5.62%	3.18%	4.06%	5.05%	4.80%	
September	167.9	173.7	178.3	181.0	185.2	189.9	198.8		5.73%	5.25%	3.07%	4.11%	5.27%	4.53%	
October	168.2	174.0	177.7	181.3	185.0	190.9	199.2		5.66%	4.72%	3.46%	4.11%	4.99%	5.17%	
November	168.3	174.1	177.4	181.3	184.5	191.0	197.6		5.41%	4.72%	3.80%	4.16%	4.65%	5.64%	
December	168.3	174.0	176.7	180.9	184.3	190.3	196.8		5.45%	4.65%	3.51%	4.32%	4.54%	6.69%	

Hypothetical Interest Calculation

For example, if April 26, 2006 were a Determination Date, the hypothetical Interest Rate would be 5.60% per annum, resulting in a hypothetical $4.67 interest payment per $1,000 principal amount note for the hypothetical Interest Period from April 28, 2006 to May 28, 2006. This monthly interest payment is calculated as follows:

$$\$1,000 \times 5.60\% \times (30/360) = \$4.67$$

The Interest Rate of 5.60% per annum is calculated by adding the spread of 2.00% to the CPI Rate. The CPI Rate is calculated based on the percent change in the CPI for the one year period from February 2005 (191.8) to February 2006 (198.7) as follows:

$$\text{CPI Rate} = \frac{198.7 - 191.8}{191.8} = 3.60\% \text{ per annum}$$

Adding the CPI Rate of 3.60% to 2.00% results in the hypothetical Interest Rate applicable for that month of 5.60% per annum. The example above is simplified and the calculation is rounded for ease of analysis.

Supplemental Underwriting Information

Neither this pricing supplement nor the accompanying product supplement 3-II, prospectus supplement or prospectus has been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this pricing supplement, the accompanying product supplement 3-II, prospectus supplement or prospectus, and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the notes may not be circulated or distributed, nor may the notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

The notes may not be publicly offered in Switzerland, as such term is defined or interpreted under the Swiss Code of Obligations. Neither this pricing supplement nor any of the documents related to the notes constitute a prospectus in the sense of article 652a or 1156 of the Swiss Code of Obligations. In addition, notes that fall within the scope of the Swiss Investment Fund Act may not be offered and distributed by means of public advertising in or from Switzerland, as such term is defined or interpreted under the Swiss Investment Fund Act. Such notes will not be registered with the Swiss Federal Banking Commission under the Swiss Investment Fun Act and the corresponding Swiss Investment Fund Ordinance and investors will, therefore, not benefit from protection under the Swiss Investment Fund Act or supervision by the Swiss Federal Banking Commission.